September 25, 2017

Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	To The Stars Academy of Arts and Science Inc.
Offering Statement on Form 1-A
File No. 024-10728

Dear Ms. Nicholson:

On behalf of To The Stars Academy of Arts and Science Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00 p.m., Eastern Time, on September 27, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Thomas M. DeLonge

Thomas M. DeLonge

Director, Chief Executive Officer, and President